Exhibit 99.1

KOLIBRI GLOBAL ENERGY INC.

(the “Issuer”)

Report of Voting Results

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

May 15, 2024

The following matters were voted upon by shareholders at the annual general meeting of the Issuer held on May 15, 2024 in Marina del Rey, California. Additional information regarding the matters voted upon is provided in the information circular dated April 8, 2024 for the meeting, which is available on SEDAR+.

1.	Number of Directors

On a vote on a show of hands, by ordinary resolution the number of directors was determined at five. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	5,637,646	97.22%
Votes Against	161,309	2.78%

2.	Election of Directors

On a vote by ballot, the following persons were elected as directors of the Issuer until the next annual general meeting. The votes submitted on this matter by proxy were as follows:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Wolf Regener	3,205,234	98.16%	60,197	1.84%
Douglas C. Urch	3,107,064	95.15%	158,367	4.85%
Leslie O’Connor	3,215,155	98.46%	50,276	1.54%
David Neuhauser	2,978,513	91.21%	286,918	8.79%
Evan S. Templeton	3,123,101	95.64%	142,330	4.36%

3.	Appointment of Auditors and Auditors’ Remuneration

On a vote on a show of hands, by ordinary resolution Marcum LLP was appointed as auditors of the Issuer for the ensuing year, at a remuneration to be fixed by the directors. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	5,464,692	94.24%
Votes Withheld	334,262	5.76%